

Mail Stop 4631

January 11, 2010

Mr. Mac McConnell
Senior Vice President and Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, TX 77040

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **Schedule 14A filed on April 29, 2009**
> **File No. 0-21513**

Dear Mr. McConnell:

We have reviewed your response letter dated January 6, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Discussion of Critical Accounting Policies, page 17

Goodwill and Long-lived Asset Recovery, page 32

1. We note your response to prior comment 1. In future filings, if you have any goodwill, intangible assets or asset groups where you have determined that fair

value is not substantially in excess of the carrying value and those asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder's equity, please provide the following disclosures:
- The reporting unit(s)/asset group(s) affected;
- The percentage by which fair value exceeds the carrying value;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions;
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your long-lived assets or asset groups, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Item 9A – Controls and Procedures, page 47

2. We have reviewed your response to prior comment 2. Your proposed disclosure indicates that you had material weaknesses in internal control over financial reporting at December 31, 2008. We note that based upon your disclosures in the March 31, 2009, June 30, 2009 and September 30, 2009 Forms 10-Q, there have been no changes in your internal control over financial reporting. Further, you disclose in each of these Forms 10-Q that your disclosure controls and procedures were effective. As such, it is not clear to readers what actions you took between December 31, 2008 and September 30, 2009, and when the actions occurred, in order to remediate your material weakness. Please revise your proposed disclosures in the 10-K/A to explain what actions you have taken and when in order to remediate these weaknesses.

FORM 10-Q/A FOR THE PERIOD ENDED MARCH 31, 2009

3. We note that the date in the CEO's 906 certification attached as Exhibit 32.1 to the amended Form 10-Q is incorrect since it does not reflect the date when the Form 10-Q/A was filed. In addition, the amendment should have included the complete report, including the proper financial statements and the newly dated 302 certifications. Promptly file a full Form 10-Q amendment for the period ended March 31, 2009, including appropriate Section 302 and 906 certifications.

* * * *

Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant